Exhibit 99.1

JMU Receives NASDAQ Notice Regarding Minimum Bid Requirements

SHANGHAI, January 7, 2019  /PRNewswire/ -- JMU Limited ("the Company" or "JMU") (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that the Company had received a notice from the NASDAQ Stock Market LLC ("NASDAQ"), dated January 4, 2019, notifying that, the Company is currently not in compliance with the minimum bid price requirement set forth under NASDAQ Listing Rule 5450(a)(1) (the "Rule"). It has resulted from the fact that the bid price of the Company's American depositary shares ("ADSs") closed below US$1 per share for the last 30 consecutive business days from November 19, 2018 through January 3, 2019. The Company has been granted a grace period of 180 calendar days, expiring on July 3, 2019, in which to regain compliance. The Company will regain compliance if, at any time during this 180-day period, the closing bid price of the Company's ADSs is at least $1 for a minimum of ten consecutive business days. In the event the Company does not regain compliance with the Rule within 180 calendar days, the Company may be eligible for additional time.

The Company intends to monitor the closing bid price of its ADSs between now and July 3, 2019 and intends to consider available options to cure the deficiency and regain compliance with the Rule's minimum bid price requirement within the prescribed grace period. The Company's ADSs will continue to be listed and trade on the NASDAQ Global Market during this period, unaffected by the receipt of the written notice from NASDAQ.

This announcement is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU keeps concentrating on its ready-to-cook and ready-to eat products in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Luna Zhang
JMU Limited
zhangluna@ccjmu.com
Tel: +86 (021) 6015-1166, ext. 8904

Kristy Meng
ICR Inc.
kristy.meng@icrinc.com
Tel: +86 (010) 6583-7504